LMS Medical Systems Inc.
For Immediate Release

LMS CALM SHOULDER SCREEN
SELECTED BY
MEDICAL CENTER OF ARLINGTON (TX)

Montreal, Quebec, April 10, 2007 – LMS Medical Systems (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALMTM clinical information system and risk management software tools for obstetrics, today announced that Medical Center of Arlington, located midway between Dallas and Fort Worth, Texas, has chosen to implement LMS’ risk prevention tools, having acquired the CALM Shoulder ScreenTM application for use with their obstetrical patients whose babies are at risk for injury from shoulder dystocia. The Medical Center of Arlington is part of HCA which manages 180 hospitals in 23 states. Medical Center of Arlington is also the largest obstetrical delivery hospital within the North Texas Division of HCA.

Shoulder dystocia occurs when the baby’s shoulder gets stuck behind the mother’s pubic bone during the delivery and can lead to potentially severe complications such at brachial plexus impairment, fractured clavicle, and brain damage. Until recently, these complications were considered largely unpredictable and unpreventable and thus responsible for some 30,000 delivery complications every year in North America. Medical Center of Arlington delivers over 3700 babies a year and will be the first in Texas to implement this unique risk reduction program.

‘‘Shoulder dystocia always represents an emergency in the delivery room and the clinical team needs to move into full action mode in order to reduce the risk of permanent injury to the baby,’’ according to Dr. Omar Sarmini, Staff Obstetrician at Medical Center of Arlington. ‘‘Sometimes it is impossible to avoid injury even with the best of delivery techniques. Having a sound prenatal methodology to better identify more women at risk of injury before the delivery period and having the ability to offer them alternative delivery methods to avoid the situation is a very proactive way to provide high quality care to our patients.’’

‘‘The professionals at Medical Center of Arlington will be working with us to refine practice patterns and protocols optimizing patient safety,’’ said Dr. Emily Hamilton, Vice President of Medical Research and founder of LMS. ‘‘We welcome the opportunity to team with such a world-class group of clinicians and to report on the prospective use of these risk prevention tools.’’

About Medical Center of Arlington

Medical Center of Arlington (MCA) is the only acute care, full-service hospital in south Arlington. As the Official Hospital for the Texas Rangers Baseball Club and the NHL Dallas Stars, MCA is committed to service excellence for each and every person who walks through the doors. Nearly 500 board certified or board eligible physicians representing more than 40 specialties are on staff. MCA is designated a Nurse-FriendlyTM hospital by the Texas Nursing Association. MCA is JCAHO accredited as a Primary Stroke Center in Tarrant County and was the first Certified Chest Pain Center in the greater Arlington area. MCA is an award-winning facility recently recognized by the Texas Medical Foundation for quality in cardiac care. Learn more about the outstanding quality services offered at MCA by visiting www.medicalcenterarlington.com.

About LMS: LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during childbirth.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements.Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company’s filings with the United States Securities and Exchange Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information about LMS Medical Systems please contact:

Andrea Miller, Communications	David Gordon / Grant Howard
LMS Medical Systems Inc.	The Howard Group Inc.
Tel: (514) 488-3461 Ext. 222	Toll Free: 1-888-221-0915
Fax: (514) 488-1880	Info@howardgroupinc.com
investor@lmsmedical.com / www.lmsmedical.com	www.howardgroupinc.com